

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 28, 2016

Panayis Palexas
Chief Executive Officer
Trupal Media, Inc.
1205 Lincoln Avenue
Suite 220
Miami Beach, FL 33139

>**Re:** **Trupal Media, Inc.**
>**Amendment No. 1 to Registration Statement on Form S-1**
>**Filed April 8, 2016**
>**File No. 333-208862**

Dear Mr. Palexas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2016 letter.

General

1. You disclose throughout that you currently have 450 purchasing users. We note, however, that you refer to that number on both a monthly and daily basis. Please reconcile. Furthermore, on pages 47 and 49, you disclose projections of the daily number of purchasing users on the basis of a full and limited implementation of your business plan, respectively. As it appears that these are monthly projections, please revise or advise.

Cover Page

2. You refer to the remainder of fiscal 2016 when you are now in fiscal 2017. Please revise.

Prospectus Summary, page 5

3.	Please disclose that you have received a going concern opinion from your auditor.

4.	You state that you will need a minimum of $300,000 for your gaming expansion plans. On page 50, however, you state that you will need a minimum of $250,000. Please reconcile.

Risk Factors

"No formal agreement exists between the Company and our President . . . ," page 10

5.	You state that your chief executive officer did not transfer the Cleo's Casino application to you for consideration pursuant to a formal agreement. Considering your disclosure on page 57, however, it appears that you did pay consideration for the transfer at a later date in the form of Series A Preferred Stock. Please provide us with an explanation of how you determined the transfer was not made pursuant to an agreement, written or oral, that called for consideration and established your ownership of the application. Furthermore, you disclose that the transfer took place on March 31, 2015. On page 5, however, you disclose that you launched this application on April 4, 2014. Please reconcile.

"If we do not file a Registration Statement on Form 8-A to become . . . ," page 20

6.	We note that your revised disclosure in response to comment 10 includes an indication that you will be subject to the proxy rules under Section 15(d) of the Securities Exchange Act of 1934. Please revise.

Description of Business

Current Operations, page 30

7.	You disclose here that your chief executive officer has 100% ownership of Game Media Works, Ltd. On pages F-10 and F-21, however, you disclose that he has 50% ownership. Please reconcile.

8.	We note that the scales on your graphs do not correspond with the metrics reported elsewhere in the prospectus. For example, the scale on your graph depicting the monthly number of purchasing users does not accord with the disclosure that you have an average of 450 purchasing users per month. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

9.   You state that you expect to become profitable at or prior to March 2017. You, however, then state that full funding should provide for profitable operations before the close of fiscal 2018. Please reconcile or advise.

Certain Relationships and Related Transactions, page 56

10.   We note your response to comment 26 that Virtu Citi LLC ceased being your server provider on March 31, 2015. On pages 57 and F-22, however, you disclose that it has been charging a server rental fee through December 31, 2015. Please reconcile.

11.   The table on page 24 indicates that other relatives of your chief executive officer purchased shares of your common stock in a private offering. Please disclose these transactions in accordance with Item 404(d) of Regulation S-K. We refer you to Instruction 1.a.iii. to Item 404(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

12.   We note the revised disclosure in response to comment 29, which indicates that the independent registered public accounting firm audited the accompanying balance sheets "as of March 31, 2015 and for the period from March 14, 2014 (Inception Date) to March 31, 2014." Please note that the balance sheets presented in the filing are as of March 31, 2015 and 2014 whereas the periodic statements presented are for the year ended March 31, 2015 and the period from March 14, 2014 (Inception Date) to March 31, 2014. Revise accordingly.

13.   Please explain why the report is dated March 9, 2016 with regard to Note 4. Note that dual-dating is generally appropriate for a specific event occurring after completion of the fieldwork but before issuance of the auditor's report. To the extent there has been no such event, revise to remove the March 9, 2016 date from the report. Refer to AU Section 530.

Statements of Operations, page F-4

14.   We note the revised disclosure in response to comment 30. Your revised disclosure on page F-10 indicates that capitalized software development costs recorded in connection with the acquisition of the social gaming application "Cleo's Casino" were subsequently impaired. Please revise the caption "software development costs" in your statements of operations to indicate that you have "impaired" capitalized software development costs. This comment also applies to your statements of operations presented on page F-15.

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

15.   We note your response to comment 16 that you have removed all references to current operations focusing on Apple, Google, and Amazon. You, however, indicate here and on pages F-7 and F-18 that Cleo's Casino is available on these platforms. Please revise.

Recent Sales of Unregistered Securities, page 61

16.   We note your response to comment 32 that the offering of 2,485,129 shares of your common stock was eligible for the Regulation S exemption from registration because it was made outside the United States to non-U.S. residents. However, it appears that Virtu City LLC, Orial Investments LLC, and Interactive Ventures LLC are entities organized under the laws of Florida with a principal place of business there. Please provide us with an explanation of your eligibility for the Regulation S exemption in connection with these offers and sales. In the alternative, please revise to indicate the exemption from registration claimed in accordance with Item 701 of Regulation S-K.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson *for*

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information
                                        Technologies and Services

cc: William Robinson Eilers
        Eilers Law Group, P.A.